Exhibit 99.1

ASX ANNOUNCEMENT
25 August 2017

Genetic Technologies Announces Comprehensive Review of Strategic Alternatives

Melbourne, Australia, 25 August 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), a molecular diagnostics company focused on cancer risk assessment, and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for nonhereditary breast cancer, announced today that it has initiated a strategic review. The comprehensive review will include exploring a wide range of strategic alternatives that include a business combination or strategic merger, reverse merger, sale of the Company or its assets, in-licensing assets, an acquisition, or other transaction designed to maximise near and long-term value for the Company’s shareholders. The Company has retained Roth Capital Partners to serve as a financial advisor in the process.

The Company does not have a defined timeline for the exploration of these possible strategic alternatives and cannot provide any assurance whether or when a strategic alternative will be announced or consummated.

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

About Roth Capital Partners

ROTH Capital Partners, LLC (ROTH), is a relationship-driven investment bank focused on serving emerging growth companies and their investors. As a full-service investment bank, ROTH provides capital raising, M&A advisory, analytical research, trading, market-making services and corporate access. Headquartered in Newport Beach, California, ROTH is privately-held and employee owned, and maintains offices throughout the U.S. For more information on ROTH, please visit www.roth.com.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli Executive Director & Chief Executive Officer Genetic Technologies Limited + 61 3 8412 7050 Eric Cheng (USA) Managing Director Roth Capital Partners + 1 (646) 358 1901	Jamien Jones (USA) Blueprint Life Science Group + 1 (415) 375 3340, Ext. 5